Exhibit 21

Bio-Techne Corporation, a Minnesota corporation, had the material subsidiaries below as of the date of filing its Annual Report on Form 10-K for fiscal year ended June 30, 2019. Certain subsidiaries are not named because they were not significant individually or in the aggregate as of such date. Bio-Techne Corporation is not a subsidiary of any other entity.

Name	State/Country of Incorporation
Research and Diagnostic Systems Inc. (R&D Systems)	Minnesota
Bionostics, Inc	Massachusetts
Bio-Techne China Co. Ltd	China
Shanghai PrimeGene Bio-Tech Co., Ltd.	China
ProteinSimple	Delaware
ProteinSimple Ltd.	Canada
Novus Biologicals, LLC	Delaware
Bio-Techne Ltd.	United Kingdom
Tocris Cookson Limited	United Kingdom
Cliniqa Corporation	California
Advanced Cell Diagnostics, Inc.	California
QT Holdings Corporation	Delaware
Exosome Diagnostics, Inc.	Delaware
B-MoGen Biotechnologies Inc.	Minnesota